Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number +1-212-455-2579	E-mail Address jmendez@stblaw.com

January 7, 2019

VIA EDGAR

Dale Welcome and Jeanne Baker
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from you dated December 21, 2018 concerning Graña y Montero S.A.A. Form 20-F for the Fiscal Year Ended December 21, 2017 Filed July 2, 2018 File No. 001-35991
Dear Mr. Welcome and Ms. Baker:
This letter is in response to your correspondence dated December 21, 2018 concerning the Form 20-F for the fiscal year ended December 31, 2017 filed by Graña y Montero S.A.A. (the “Company”).  In that letter, you asked that the Company respond to the comments within 10 business days or advise the staff when it will respond.  As directed by you, we respectfully advise the staff that the Company does not expect to be in a position to respond within the 10 business day period, as it continues to work on its response in order to respond fully to your letter. The Company currently expects to respond no later than February 15, 2019.  In the meantime, please do not hesitate to contact me.  I can be reached at 212-455-2579.

Sincerely,

/s/ Juan F. Méndez
Juan F. Méndez
Simpson Thacher & Bartlett LLP
cc:
Graña y Montero S.A.A.
c/o Monica Miloslavich Hart, Chief Financial Officer
Daniel Urbina Pérez, Chief Legal Officer

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